EXHIBIT 99.1

VIA SEDAR

To the Securities Regulatory Authorities:

Re:	Entrée Gold Inc. (the “Company”)
Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Pursuant to section 11.3 of NI 51-102, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of the shareholders of Entrée Gold Inc. held on June 27, 2013 in Vancouver, British Columbia.

	MATTERS VOTED UPON		OUTCOME

1.	To determine the number of directors at seven.		CARRIED on a show of hands

	Proxy Vote Totals:	For	Against	% of Votes Cast For
		66,845,518	3,190,502	95.44

2.	To elect the seven nominees set forth in the Company’s Information Circular for the annual general meeting to be held on June 27, 2013, as directors for the ensuing year		CARRIED on a show of hands

Proxy Vote Totals:	For	Against	% of Votes Cast For

Lord Howard	44,690,734	1,617,178	96.51

James Harris	44,191,936	2,115,976	95.43

Gregory Crowe	44,616,679	1,691,233	96.35

Lindsay Bottomer	44,644,069	1,663,843	96.41

Mark Bailey	43,187,362	3,120,550	93.26

Alan Edwards	44,649,054	1,658,858	96.42

Gorden Glenn	43,483,065	2,824,847	93.90

3.	To re-appoint Davidson & Company LLP, Chartered Accountants, as the Company’s auditor for the ensuing financial year and to authorize the directors to set the auditor’s remuneration.	CARRIED on a show of hands

	Proxy Vote Totals:	For	Against	% of Votes Cast For
		67,707,658	2,357,294	96.64

4	To pass an ordinary resolution confirming the alteration of the Company’s Articles by the addition of “Part 14B Nominations of Directors”.		CARRIED on a show of hands

Proxy Vote Totals:	For	Against	% of Votes Cast For
	44,468,288	1,839,624	96.03

Yours truly,

ENTRÉE GOLD INC.

“Susan McLeod”

Susan McLeod
Vice President, Legal Affairs and Corporate Secretary